United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82 -__.)

Ground Zero Project for environmental recovery in Brumadinho (MG) Vale’s Performance in 4Q19 Rio de Janeiro, February 21st, 2020

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

3 The reparation of Brumadinho advances with agility and quality R$ 3.2 billion in indemnifications paid¹ 24 agreements entered into Environmental recovery Infrastructure works ¹ Approximate figures, as of February 20th, 2020. +106,000 beneficiaries +4,450 beneficiaries1 +1,570 beneficiaries1 Emergency aid Labour Civil 3 framework agreements for direct compensation

Vale is on track to be one of the safest and most reliable mining companies in the world Every accident is preventable Cultural transformation Global risk assessment Review Tailings Management System VPS revised and relaunched Strengthen our global maintenance structure

Our new pact with society sets bold commitments New 2030 targets: leading the transition to a carbon neutral mining Reduce new collection by contribution education generation Socioeconomic Health care, and income Forests Recover and protect 500,000 ha of degraded land beyond our boundaries ESG Gaps Eliminate main ESG gaps in relation to best practices. Water water 10% carbon neutral in 2050 Climate change Reduce GHG emission aligned with the Paris Agreement and be Energy 100% self-generation of clean energy globally

6 Production stabilization is underway Iron ore production, in Mt 390-400 385 375-395 340-355 312 2018 2019 sales 2020E 2021E 2022E onwards

7 We remain disciplined in allocating capital We will no longer pay annual dividends of ~US$ 160 million Relevant reduction of our debt level Cash will be preserved, regardless the approval of dividends or buybacks Dividends / buybacks TBD Bolt-on acquisitions Major organic projects Accumulated FCF Debt and bonds buybacks MBR redemption and cancellation

8 In 2020, we continue de-risking Vale Discipline in capital allocation Stabilizing dam safety and levereging competitiveness Assuring dam safety and asset integrity Reparation of Brumadinho

Highlights of Vale’s performance in 4Q19 and 2019

10 Vale’s iron ore production guidance for 2020 is 340-355 Mt Iron ore production Mt Production 2019 Northern System / S11D ramp-up Additional from Alegria and dry processing at VGR Timbopeba, Fábrica and wet processing at VGR Brucutu Production gains in other operations Production 2020 Higher uncertanties Note: VGR refers to Vargem Grande. 340-355 302 21 12 15 3 2

11 In 2019 EBITDA proforma increased mainly due to higher prices US$ million 571 2,796 1,404 968 Adjusted EBITDA 2018 Prices Foreign exchange effect Volume Cost and Brumadinho stoppage Proforma EBITDA 2019 3 Brumadinho provisions and incurred expenses Adjusted EBITDA 2019 expenses and others 1 expenses and others 2 1 Excluding stoppage and extraordinary logistics expenses due to Brumadinho and including dividends received. 2 Stoppage expenses (US$ 749 million) and extraordinary logistics expenses (US$ 209 million) due to Brumadinho. 3 Net of Brumadinho provisions and incurred expenses. 17,987 16,593 10,585 7,402 5,991

12 In 4Q19 EBITDA proforma decreased due to lower prices, which were partially offset by higher sales volumes US$ million 532 220 227 66 Other 2 EBITDA 3Q19 proforma 1 Prices Volume Costs and expenses EBITDA 4Q19 proforma 1 Brumadinho Adjusted provisions and EBITDA 4Q19 incurred expenses 1 Net of Brumadinho provisions and incurred expenses. 2 Including US$ 159 million of dividends received and US$ 61 million of foreign exchange effect. 4,828 4,677 3,536 1,141

13 Vale generated US$ 8.105 billion in Free Cash Flow from Operations in 2019 US$ million 17,987 3,704 1,809 1,719 1,186 1,464 1,740 8,105 3,913 2,452 Others1 Acquisitions 3 EBITDA proforma 2019 Capex Income taxes & Refis Payments related to Brumadinho Interest on loans 2 Free cash flow from operations Cash Increase in cash & cash equivalents management and others 4 1 Includes working capital, derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others. 2 Includes US$ 921 million of interest paid on loans and US$ 265 million of expenses of bonds repurchase 3 Includes US$ 432 million of Ferrous, US$ 496 million of New Steel and US$ 812 million of MBR acquisitions 4 Includes US$ 2,275 million of net debt repayments and US$ 1,638 million restricted cash and judicial deposits

14 4Q19 Free cash flow was affected by Brumadinho related expenses and seasonally higher investments US$ million 624 236 4,677 467 1,472 551 1,327 2,743 (1,416) Others 2 EBITDA proforma 4Q19 Brumadinho expenses1 Interest on loans Income taxes & Refis Capex Free cash flow from operations Cash Decrease in cash & cash equivalents management & others 3 1 Includes US$ 243 million of incurred expenses and US$ 381 million disbursement of provisioned expenses. 2 Includes working capital, derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others. 3 Includes US$ 1.871 billion of net debt repayments, US$ 812 million on minority stake of MBR and others

15 Gross debt decreased by US$ 1.7 billion as a result of net debt repayment mostly related to the repurchase of bonds in 4Q19 Gross debt Gross debt amortization schedule1 US$ billion US$ billion 12.8 2020 2021 2022 2023 2024 onwards Gross debt 4Q18 3Q19 4Q19 1 As of December 31th, 2019. Does not include accrued charges. 69% of debt maturity after 2024 15.466 14.786 13.056 8.8 1.00.81.01.2

16 Net debt reachedthe lowest level since 2008 as a result of strong cash generation during the year… Net debt / LTM1 EBITDA Ratio 4Q18 1Q19 2Q19 3Q19 4Q19 1 LTM – last twelve months Average cost of debt: 4.87% per annum Average maturity: 8.5 years 1.0 0.9 0.6 0.5 0.5 LTM EBITDA / LTM gross interest: 10.7x Net debt in 4Q19: US$ 4.880 billion

17 … nevertheless, in a broader view and considering other relevant commitments, the total amount would be US$ 17.8 billion 1 Expanded net debt US$ million Expanded net debt + commitments 1,700 17,750 5,472 3,907 10,578 1,791 4,880 Net debt Leases Refis Expanded net debt Brumadinho provisions Samarco & Renova Foundation Expanded net debt + commitments 1 As of December 31st, 2019

Business segment performance

18

In 4Q19 Ferrous Minerals continued to deliver solid performance despite a meaningful decrease in prices


US$ million
4,634
663
196
168
152
51
4,538
EBITDA 3Q19
Prices
Volumes 1
Costs 2
Dividends
Others 3
EBITDA 4Q19

[1] Including resumption of halted operations related to Brumadinho event.
[2] Excluding volume and FX effect and freight costs.
[3] Including FX effect (US$ 44 million) and Brumadinho stoppage expenses (US$ 25 million)

19 Despite the 13% drop in 62% Fe reference prices vs. 3Q19, Vale’s realized prices decreased only 6% in 4Q19 US$/t, 4Q19 -6% 0.9 2.8 0.3 1.4 1.3 1.3 2.5 93.7 Average ReferencePrice 4Q19(dmt) Quality Premium/ discount and commercial conditions Provisional pricesin priorquarter¹ Lagged prices Current Provisional prices in current quarter² CFR reference(dmt) Adjustment for FOBsales Moisture Valerealized price (wmt)³ Impact of pricing system adjustments 1 Adjustment as a result of provisional prices booked in 3Q19 at US$ 91.8/t. 2 Difference between the weighted average of the prices provisionally set at the end of 4Q19 at US$ 90.3/t based on forward curves and US$ 88.6/t from the 4Q19 62% Fe reference price. 3 Vale price is net of taxes. 88.6 7.4 83.5

20

Base Metals EBITDA increased as a result of higher realized prices and higher by-products volumes

Base Metals EBITDA

US$ million


592
555
649
4Q18
3Q19
4Q19

Highlights 4Q19

Nickel: Operations are **progressing towards higher reliability with production at the refineries going back to regular operating rates** after scheduled and unscheduled maintenance activities. Likewise, production at Onça Puma mine and plant was resumed after a judicial authorization granted in September.

Copper: The performance of copper operations was supported by Salobo's solid performance during the year, **reaching close to zero unit cash costs after by-products in 2H19**.

21 Coal EBITDA was mainly impacted by lower prices and volumes Coal Adjusted EBITDA Highlights 4Q19 Vale reviewed its business plan in 2019 and has been implementing two initiatives, which are expected to produce sustainable results – a new mining plan and a new operational strategy for the processing plants. US$ million 16 Once the new operational flowsheet is fully implemented in the beginning of 3Q20, Vale expects to resume the ramp-up, achieving a 15 Mtpy run rate in 4Q20, with higher reliability and yield. 4Q18 3Q19 4Q19 -172 -186

Additional Information

23 Investments Project execution and sustaining investments US$ million Highlights 4Q19 Total investments of US$ 1,472 million in 4Q19 and US$ 3,704 million in 2019, in line with 2018. 1,496 1,472 In 2019, investments in dams management reached US$ 102 million, an increase of 67% compared to 2018. Investments in Health & Safety reached US$ 279 million in 2019, an increase of 20% compared to 2018. The Northern System Logistics 240 Mtpy project had the first license of installation granted in December 2019. 4Q18 3Q19 4Q19 Project Execution Sustaining 1,298 891 1,292 756 198 180 135

24 Iron ore and pellets sales volumes and sales mix composition Iron ore¹ and pellets sales volumes (Mt) Iron ore sales product mix (%) Premium Products² Other Products ³ Iron Ore Pellets 4Q18 3Q19 4Q19 4Q18 3Q19 4Q19 1 Iron ore fines including ROM ² Composed by pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA) ³ Composed by standard sinter feed, lump and high silica 16 11 11 80 78 74 84% 86% 87% 16% 14% 13%

25 Iron ore pricing systems Pricing system breakdown (%) Impact of pricing mechanisms US$/t Lagged Current Provisional Provisional – prior quarter Lagged 1.4 0.2 -1.1 -1.3 3Q19 4Q19 3Q19 Current 4Q19 Provisional - current quarter 0.9 0.3 -2.4 -2.6 3Q19 3Q19 4Q19 4Q19 4Q18 3Q19 4Q19 28% 23% 19% 72% 68% 62% 10% 9% 9%

26 Nickel premium/discount by product and sales product mix Nickel sales product mix (%) Upper Class I Lower Class I Class II Intermediates 4Q18 3Q19 4Q19 40% 49% 45% 12% 13% 12% 32% 26% 25% 17% 17% 14% Nickel premium/discount by product and average aggregate premiums US$/t, 4Q19 1,450 340 800 73 -2,720 -470 Upper Class I Lower Class IClass IIIntermediates Vale's average Other timing Vale's average aggregate and pricingaggregate premiumadjustments premium after adjustments 727

27 Price realization – copper operations US$/t, 4Q19 111 6,407 675 415 6,296 Average LME copper price Currentperiod price Copper gross realized Prior periodprice adjustments Copper realizedprice beforediscounts TC/RCs, penalties, premiumsand discounts Average copper realizedprice adjustments price 5,881 5,732

28 Price realization – metallurgical coal US$/t, 4Q19 1.5 1.4 0.1 0.4 - Average reference price 4Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarters Freight differential Vale price 4Q19 Impact of pricing system adjustments 140.0 131.4 8.1

29 Price realization – thermal coal US$/t, 4Q19 0.1 - Average reference price 4Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarter Lagged and current prices Provisional prices in current quarters Freight differential Vale price 4Q19 Impact of pricing system adjustments 75.8 0.2 0.44.6 56.0 15.2

30 Debt position breakdown Debt breakdown by instrument (%) Debt breakdown by currency (after hedge) (%) 14% 27% 27% 72% 59% Hedge to USD USD Others Development Agencies Capital Markets Bank Loans

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 21, 2020		Director of Investor Relations